UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

George G. Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person George G. Beasley

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3 of this Schedule 13D

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 14,470,434 8. Shared Voting Power 0 9. Sole Dispositive Power 14,470,434 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,470,434

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* See Item 5 of this Schedule 13D	☒

13.	Percent of Class Represented by Amount in Row (11) 66.0% – See Item 5 of this Schedule 13D

14.	Type of Reporting Person IN

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person GGB Family Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3 of this Schedule 13D

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0% – See Item 5 of this Schedule 13D

14.	Type of Reporting Person CO

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person GGB Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3 of this Schedule 13D

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0% – See Item 5 of this Schedule 13D

14.	Type of Reporting Person PN

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person GGB Family Limited Partnership Florida Intangible Tax Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3 of this Schedule 13D

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,435,300 8. Shared Voting Power 0 9. Sole Dispositive Power 11,435,300 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,435,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 60.6% – See Item 5 of this Schedule 13D

14.	Type of Reporting Person OO – Intangible Tax Trust

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds n/a

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,510,747 8. Shared Voting Power 0 9. Sole Dispositive Power 2,510,747 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,510,747

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 25.2% – See Item 5 of this Schedule 13D

14.	Type of Reporting Person OO – Grantor Retained Annuity Trust

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Class A Common Stock, $.001 par value per share (the “Class A Common Stock”) of Beasley Broadcast Group, Inc. (the “Issuer”). Shares of the Issuer’s Class B Common Stock, $.001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) are convertible at the option of the holders thereof on a one-for-one basis into shares of Class A Common Stock. The Issuer’s principal executive offices are located at 3033 Riviera Drive, Suite 200; Naples, Florida 34103.

This Schedule 13D also constitues an amendment in the Amendment No. 1 to Schedule 13D filed on November 24, 2003 by the George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of George G. Beasley, the Chairman of the board of directors and Chief Executive Officer of the Issuer and a citizen of the United States, GGB Family Enterprises, Inc., a Florida Corporation with no operations other than those described in Item 3 (“GGB Inc.”), GGB Family Limited Partnership, a Florida limited partnership with no operations other than those described in Item 3 (“GGB LP”), the GGB Family Limited Partnership Florida Intangible Tax Trust, a trust administered under the laws of Florida (the “FIT Trust”), and the George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002, a trust administered under the laws of Florida (the “GRAT”, and together with Mr. Beasley, GGB Inc., GGB LP, and the FIT Trust, the “Reporting Persons”).

The business address of each of the Reporting Persons is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The transaction reported in this Schedule 13D is an estate planning transfer by George G. Beasley. On December 30, 2003, all of the 11,435,300 shares of the Class B Common Stock of Beasley Broadcast Group, Inc. owned directly by the George G. Beasley Revocable Trust, dated May 26, 1998 (the “Revocable Trust”), and indirectly by Mr. Beasley, as settlor, trustee and beneficiary of the Revocable Trust, were transferred in the following series of transactions: (A) the Revocable Trust transferred 114,353 shares of the Stock to GGB Inc. in exchange for all of the capital stock of GGB Inc.; (B) immediately thereafter GGB Inc. transferred all 114,353 shares of the Stock held by it to the GGB LP in exchange for a 1% general partnership interest in GGB LP; (C) immediately thereafter the Revocable Trust transferred 11,320,947 shares of the Stock to GGB LP in exchange for a 99% limited partnership interest in GGB LP; (D) immediately thereafter GGB LP made a gift of all 11,435,300 shares of the Stock held by GGB LP to the FIT Trust. George G. Beasley is the trustee of the FIT Trust, the sole beneficiary of which is GGB LP.

Item 4.	Purpose of Transaction.

See Item 3 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Beasley beneficially owns 14,470,434 shares, or 66.0% of the Issuer’s Class A Common Stock. This amount includes (i) 36,887 shares of Class A Common Stock issuable upon conversion of 36,887 shares of Class B Common Stock held by the Revocable Trust and beneficially owned by Mr. Beasley (ii) 11,435,300 shares of Class A Common Stock issuable upon conversion of 11,435,300 shares of Class B Common

Stock held by the FIT Trust and beneficially owned by Mr. Beasley as Trustee of the FIT Trust, (iii) 2,510,747 shares of Class A Common Stock issuable upon conversion of 2,510,747 shares of Class B Common Stock held by the GRAT and beneficially owned by Mr. Beasley as Trustee of the GRAT, and (iv) 487,500 shares of Class A Common Stock issuable upon exercise of options to purchase 487,500 shares of Class A Common Stock (the “Options”) beneficially owned by Mr. Beasley. The amount does not include 39,835 shares of Class A Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse for which Mr. Beasley disclaims beneficial ownership.

The percentage of the Issuer’s Class A Common Stock beneficially owned by Mr. Beasley is based on 21,911,965 shares of Class A Common Stock outstanding, consisting of 7,441,531 shares of Class A Common Stock outstanding as of the date hereof, the 14,470,434 shares of Class A Common Stock issuable upon conversion of the 14,470,434 shares of Class B Common Stock held by the Revocable Trust, the FIT Trust, the GRAT and beneficially owned by Mr. Beasley and the 487,500 shares of Class A Common Stock beneficially owned by Mr. Beasley as the result of the Options.

The FIT Trust beneficially owns 11,435,300 shares, or 60.6% of the Issuer’s Class A Common Stock. The percentage of the Issuer’s Class A Common Stock beneficially owned by the FIT Trust is based on 18,876,831 shares of Class A Common Stock outstanding, consisting of 7,441,531 shares of Class A Common Stock outstanding as of the date hereof and 11,435,300 shares of Class A Common Stock issuable upon conversion of 11,435,300 shares of Class B Common Stock beneficially owned by the FIT Trust.

The GRAT beneficially owns 2,510,747 shares, or 25.2% of the Issuer’s Class A Common Stock. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GRAT is based on 9,952,278 shares of Class A Common Stock outstanding, consisting of 7,441,531 shares of Class A Common Stock outstanding as of the date hereof, and 2,510,747 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 2,510,747 shares of Class B Common Stock beneficially owned by the GRAT.

After the consummation of the transaction described in Item 3 of this Schedule 13D, neither GGB Inc. nor GGB LP owns any shares of the Issuer’s stock.

(b) George G. Beasley in his individual capacity has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 487,500 shares of Class A Common Stock issuable upon the exercise of the Option. George G. Beasley in his capacity as the Trustee of the Revocable Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 36,887 shares of Class B Common Stock held by the Revocable Trust. George G. Beasley in his capacity as the Trustee of the FIT Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 11,435,300 shares of Class B Common Stock held by the FIT Trust. George G. Beasley in his capacity as the Trustee of the GRAT has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 2,510,747 shares of Class B Common Stock held by the GRAT.

(c) On November 18, 2003, in a transaction described in the Amendment No. 1 to Schedule 13D filed by the GRAT on November 24, 2003, the GRAT transferred 989,253 shares of Class B Common Stock to the Revocable Trust pursuant to the terms of the GRAT. On January 5, 2004, in connection with an estate planning transaction, the George Beasley Estate Reduction Trust (the “ERT”) transferred 36,887 shares of Class B Common Stock to the Revocable Trust pursuant to the terms of the ERT.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	GGB Family Limited Partnership Florida Intangible Tax Trust

Exhibit 2.	Contribution Agreement, dated as of December 30, 2003, by and between George G. Beasley, GGB Family Enterprises, Inc., GGB Family Limited Partnership, and the GGB Family Limited Partnership Florida Intangible Tax Trust.

Exhibit 3.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004	/s/ GEORGE G. BEASLEY
George G. Beasley

GGB FAMILY ENTERPRISES, INC.

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP By: GGB Family Enterprises, its General Partner

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP FLORIDA INTANGIBLE TAX TRUST

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: Trustee

GGB FAMILY LIMITED PARTNERSHIP

FLORIDA INTANGIBLE TAX TRUST

THIS AGREEMENT, dated December 4, 2003, between GGB FAMILY LIMITED PARTNERSHIP, a Florida Limited Partnership, as “Grantor,” and GEORGE G. BEASLEY, of Naples, Florida (hereinafter called “the Trustees”),

WHEREAS, the Grantor has determined that it would be in the best interests of the Grantor to create and fund this trust in order to reduce the tax burden upon the assets of the Grantor; and

WHEREAS, the Grantor retains no right to veto or rescind the actions of the Trustees with respect to the assets of the trust estate; and

WHEREAS, the General Partner of the Grantor has approved the transfer and has caused the Grantor to create this trust; and

WHEREAS, the Grantor intends the trust to be established under this Agreement to be a grantor trust, of which the Grantor shall be grantor, within the meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as amended, and this agreement shall be construed accordingly.

W I T N E S S E T H:

In order to fund the trust, I deliver and assign to the Trustees the property specified in Schedule A to this Agreement. The Trustees acknowledge receipt of the property and agree to hold it in trust, together with any property added to any trust, as follows:

Article I. Disposition of Trust Estate During Trust Term. During the trust term the Trustees may pay or apply all or any part of the net income or principal of this trust to, or for the benefit of, the Grantor that the Trustees consider advisable. Any undistributed income shall be added to trust principal.

Article II. Partial Termination. Upon April 30th of each calendar year, the Trustees shall distribute the then remaining trust estate to the Grantor. No general partner, employee or agent of the Grantor shall be entitled to demand the return of the trust assets to the Grantor prior to that time. Notwithstanding the foregoing provisions of this section to the contrary, the Trustees shall always retain the property initially specified in Schedule A to this Agreement.

Article III. Appointment of Fiduciaries. If GEORGE G. BEASLEY ceases to act as Trustee, B. CAROLINE BEASLEY, currently of Naples, Florida, is appointed to act as successor Trustee, to act together with any other then acting Trustee.

The Trustees may appoint one or more additional Trustees at any time. Any individual Trustee may at any time appoint his or her successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for his or her successor.

If a Trustee fails or ceases to act and the foregoing provisions of this Agreement do not effectively provide for a successor, the Grantor may appoint one or more successor Trustees.

Any fiduciary is authorized to resign at any time without court approval. The resignation, appointment or revocation of appointment of a Trustee may be made by the person authorized to take such action by delivery of an acknowledged instrument to the Trustees then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust. Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future

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event has occurred. Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any incapacitated person holding such power. A determination that any individual fiduciary acting hereunder is incapacitated shall be deemed a resignation by that individual fiduciary as of the date of the determination.

Article IV. Administrative Provisions.

A. Irrevocable Trust. This Agreement and any trust created hereunder shall be irrevocable and, except as otherwise specifically provided in this Agreement, shall not be subject to alteration or amendment in any respect.

B. Additions to Trust. Any person may add property to any trust under this Agreement by lifetime gift or by transfer taking effect at death, provided such property is acceptable to the Trustees.

C. No Florida Real Estate. No Trustee shall invest the assets of this trust in real property having a situs in the State of Florida.

D. Definition of Incapacitated. An individual shall be considered to be incapacitated if the individual is under a legal disability or by reason of illness or mental or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to whether an individual is incapacitated shall be made by the Trustees other than the individual, or, if none, by the institution or individual designated to succeed the individual as Trustee, who may rely conclusively upon (1) the written opinion of the individual’s primary physician, (2) the written opinion of any two physicians, or (3) the written order of a court appointing a Conservator or Guardian of the individual’s person or property.

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E. Investment Counsel. The fiduciaries may employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; delegate to such investment counsel the fiduciaries’ investment authority; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of the fiduciaries. The fiduciaries may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent the fiduciaries follow the advice of such counsel or rely upon such investment counsel’s exercise of delegated investment authority, the fiduciaries shall not be liable for any action taken or omitted, except in the case of willful misconduct.

F. Delegation. Except as otherwise provided herein, any fiduciary may delegate to the other fiduciaries the right to exercise any power (discretionary, administrative or otherwise) and may revoke the delegation at any time by delivery of an acknowledged instrument to such other fiduciaries.

G. Trustee Relieved From Liability. No individual Trustee shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by the Trustees or by any agent or attorney employed by the Trustees, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

H. Successor Trustee. No Trustee has a duty to examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

I. Governing Law. The validity, construction and administration of this document and any trust hereunder shall be governed by the laws of Florida.

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J. Definition of Trustee. Except as otherwise provided herein, any Trustee who acts under this Agreement may exercise all of the rights, powers and discretions and shall be entitled to all of the privileges and immunities granted to the named Trustee. In this Agreement, Trustees are sometimes referred to as “the fiduciaries.” Any references in this Agreement to the Trustees or the fiduciaries shall include (unless otherwise expressly provided) all Trustees. No surety bond shall be required of any Trustee.

K. Management Powers of Trustee. In addition to any powers conferred upon them by law and without the order or approval of any court, except as otherwise provided herein, the Trustees are authorized and empowered:

(1) To retain, acquire, or sell any variety of real or personal property (including any discretionary common trust fund of any corporate fiduciary acting under this document, mutual funds, covered and uncovered stock options, insurance policies on the life and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options; (3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, without any duty to distribute any asset pro rata among beneficiaries, and to do so without regard to the income tax basis of specific property allocated to any

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beneficiary, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee; (7) to compromise and settle claims (including those relating to taxes); (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans; (9) to extend, renew or renegotiate loans or guarantees; (10) to lend money to or for the benefit of any person beneficially interested hereunder (including a guardian); (11) to employ attorneys, accountants, investment counsel, custodians, brokers and other agents to assist in the administration of estate or trust property and to delegate discretionary powers (including the granting of a power of attorney and the power to be a signer on any estate or trust financial accounts) to such persons; (12) to vote and give proxies to vote shares of stock; (13) to make joint investments in property, real or personal; to enter into and act as a general or limited partner in general or limited partnerships; to establish corporations (including limited liability companies) of any kind; and to transfer assets to any such joint ventures, partnerships or corporations; (14) to divide any trust into separate trusts based on the fair market value of the trust assets at the time of the division; and (15) if there is more than one trust established under this document, to administer such trusts as a single fund.

L. Execution and Identification of Agreement. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original and may be referred to as the “GGB Family Limited Partnership Florida Intangible Tax Trust dated 12/4/03.”

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IN WITNESS WHEREOF, GGB FAMILY LIMITED PARTNERSHIP, the Grantor, has caused these presents to be executed by its General Partner, as of this 4th day of December, 2003.

GGB FAMILY LIMITED PARTNERSHIP, Grantor By: GGB FAMILY ENTERPRISES, INC., General Partner

By:	/s/ GEORGE G. BEASLEY

GEORGE G. BEASLEY, President

SIGNED, SEALED, PUBLISHED AND DECLARED by GGB FAMILY LIMITED PARTNERSHIP, the Grantor, as and for the GGB Family Limited Partnership Florida Intangible Tax Trust, in the presence of each of us, who at its request, in its presence and in the presence of each other, have hereunto subscribed our names as witnesses as of the day and year first above written.

/s/ JAMES R. NICI

Witness

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STATE OF FLORIDA	)
) ss:
COUNTY OF COLLIER	)

The foregoing instrument was acknowledged before me on December 4, 2003, by GEORGE G. BEASLEY, President of GGB FAMILY ENTERPRISES, INC., a Florida corporation, which is the General Partner of GGB FAMILY LIMITED PARTNERSHIP, a Florida Limited Partnership, on behalf of the corporation which is the General Partner of the partnership, who is personally known to me or who has produced a driver’s license as identification.

/s/ JERRINE FLOWERS

Notary Public

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IN WITNESS WHEREOF, GEORGE G. BEASLEY, the Trustee, has hereunto set his hand and seal as of the 4th day of December, 2003.

/s/ GEORGE G. BEASLEY

GEORGE G. BEASLEY Trustee

/s/ JAMES R. NICI

Witness

STATE OF FLORIDA	)
) ss:
COUNTY OF COLLIER	)

The foregoing instrument was acknowledged before me on December 4, 2003, by GEORGE G. BEASLEY, who is personally known to me or who has produced a driver’s license as identification.

/s/ JERRINE FLOWERS

Notary Public

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SCHEDULE A

FIVE DOLLARS	$5.00

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (the “Agreement”), dated as of December 30, 2003, is entered into by and among, the George G. Beasley Revocable Trust dated May 26, 1998 (the “Revocable Trust”), GGB Family Enterprises, Inc., a Florida S-Corporation (the “S-Corp”), GGB Family Limited Partnership, a Florida limited partnership (the “LP”), and the GGB Family Limited Partnership Florida Intangible Tax Trust dated December 30, 2003 (the “FIT”).

WHEREAS, the Revocable Trust is the holder of 11,435,300 shares of Class B Common Stock of Beasley Broadcasting Group, Inc., par value $.001 per share (the “Stock”).

WHEREAS, the Revocable Trust desires to contribute 114,353 shares of the Stock to the S-Corp in exchange for all of the capital stock of the S-Corp and the performance by the S-Corp of its obligations and agreements set forth herein.

WHEREAS, the S-Corp desires, immediately upon receipt of the Stock from the Revocable Trust, to contribute the 114,353 shares of the Stock held by the S-Corp to the LP in exchange for a 1% general partnership interest of the LP and the performance by the LP of its obligations and agreements set forth herein, and the Revocable Trust desires, simultaneously therewith, to contribute the remaining 11,320,947 shares of Stock held by the Revocable Trust to the LP in exchange for a 99% limited partnership interest of the LP and the performance by the LP of its obligations and agreements set forth herein.

WHEREAS, the LP desires, immediately upon receipt of the Stock from the S-Corp and the Revocable Trust, to transfer all of the shares of Stock that it holds to the FIT to be held by the FIT pursuant to the terms of that certain GGB Family Limited Partnership Florida Intangible Tax Trust Agreement dated December 30, 2003 (the “Trust Agreement”).

NOW, THEREFORE, for good and sufficient consideration, the parties agree as follows:

I.	CONTRIBUTION OF INTERESTS

A. Effective as of the Effective Date (as defined below) and in the sequence set forth below:

1. the Revocable Trust hereby assigns, transfers, conveys and contributes to the S-Corp, 114,353 shares of Stock in exchange for all of the capital stock of the S-Corp; and

2. immediately upon receipt of such Stock from the Revocable Trust as set forth above the S-Corp hereby assigns, transfers, conveys and contributes to the LP, 114,353 shares of Stock in exchange for a 1% general partnership interest in the LP.

3. immediately after the transfer described in I.A.2 above, the Revocable Trust hereby assigns, transfers and contributes to the LP, 11,320,947 shares of Stock in exchange for a 99% limited partnership interest in the LP.

4. upon receipt of the Stock from the S-Corp and the Revocable Trust as set forth above, the LP hereby assigns, transfers, conveys and contributes to the FIT, 11,435,300 shares of Stock.

B. Effective Date . The effective date of the transactions that are the subject hereof shall be December 30, 2003 (the “Effective Date”).

II.	ACCEPTANCE OF INTERESTS.

A. Acceptance by the S-Corp. Effective as of the Effective Date, the S-Corp hereby accepts the assignment of the 114,353 shares of Stock from the Revocable Trust as described hereunder.

B. Acceptance by the LP. Effective as of the Effective Date, the LP hereby accepts the assignment of the 114,353 shares of Stock from the S-Corp and 11,320,947 shares of Stock from the Revocable Trust as described hereunder.

C. Acceptance by the FIT. Effective as of the Effective Date, the FIT hereby accepts the assignment of the 11,435,300 shares of Stock from the LP as described hereunder and to hold such shares as set forth in the Trust Agreement.

III.	MISCELLANEOUS

A. Entire Agreement; Amendment. This Agreement represents the entire agreement between the parties with respect to the subject matter hereof, and may be amended only by a written instrument signed by each of the parties on the signature pages attached hereto.

B. Headings. Headings contained in this Agreement are for convenience only, and are not a part of this Agreement.

C. Waiver. Any party’s failure to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted the parties herein are cumulative and will not constitute a waiver of any party’s right to assert all other legal remedies available to it under the circumstances.

D. Governing Law; Severability. This Agreement and all amendments hereto will be governed by and construed in accordance with the laws of the State of Florida, without giving effect to any conflict-of-laws principles that would result in the application of the laws of any other jurisdiction. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

E. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of each of the parties and their respective successors and assigns. Nothing in this Agreement is intended to give any other person or entity any right, remedy or claim under this Agreement.

F. Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original and all of which will together constitute one instrument.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned have executed this Contribution Agreement as of the date first set forth above.

GEORGE G. BEASLEY REVOCABLE TRUST

By:	/s/ GEORGE G. BEASLEY
Name:	George G. Beasley
Title:	Trustee

GGB FAMILY ENTERPRISES, INC.

By:	/s/ GEORGE G. BEASLEY
Name:	George G. Beasley
Title:	President

GGB FAMILY LIMITED PARTNERSHIP

By:	GGB Family Enterprises, Inc., its General Partner

	By:	/s/ GEORGE G. BEASLEY
	Name:	George G. Beasley
	Title:	President

GGB FAMILY LIMITED PARTNERSHIP FLORIDA INTANGIBLE TAX TRUST

By:	/s/ GEORGE G. BEASLEY
Name:	George G. Beasley
Title:	Trustee

EXHIBIT 3: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Beasley Broadcasting Group, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 9th day of January, 2004.

/s/ GEORGE G. BEASLEY

George G. Beasley

GGB FAMILY ENTERPRISES, INC.

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP
By:	GGB Family Enterprises, its General Partner

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP
FLORIDA INTANGIBLE TAX TRUST

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: Trustee

GEORGE G. BEASLEY GRANTOR RETAINED
ANNUITY TRUST

/s/ GEORGE G. BEASLEY
By: George G. Beasley
Title: Trustee